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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

(Name of Filing Persons (Offeror))

Vestar Capital Partners V, L.P.
(Name of Filing Persons—(Other Person(s))

Common Stock, Par Value $0.001 Per Share
(Title of Class Securities)

42218Q102
(CUSIP Number of Class of Securities)

Steven Della Rocca
Mountain Acquisition Corp.
c/o Vestar Capital Partners V, L.P.
245 Park Avenue, 41st Floor
New York, New York 10167
(212) 351-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael Movsovich
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$294,000,586.00	$20,962.24

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**
Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,962.24	Filing Party:	Mountain Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	August 10, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☒
    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO") amends and supplements the Schedule TO relating to the tender offer by Mountain Merger Sub Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation ("Parent"), for all of the outstanding common stock, par value $0.001 per share (the "Shares"), of Health Grades, Inc., a Delaware corporation ("Health Grades"), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

        This Amendment No. 1 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)  Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of the sub-section captioned "General."

        On August 12, 2010, another putative stockholder class action suit styled as Tove Forgo v. Health Grades, Inc., et al., Case No. 5716-VCS, was filed in the Court of Chancery of the State of Delaware against Health Grades, certain officers and directors of Health Grades, and Vestar. The complaint generally alleges that certain officers and directors of Health Grades breached their fiduciary duties in the process of negotiating and entering into the Merger Agreement. In that regard, the complaint includes, among other things, allegations that the consideration to be received for Health Grades does not reflect its true value and that the Merger terms preclude other bidders from bidding for Health Grades; that the "Top-Up Option" is invalid under Delaware law because the Company Board failed to make the necessary statutory determinations as to the form and value of the consideration for the "Top-Up Shares"; that the "Top-Up Option" is invalid because it impairs appraisal rights and is a sham transaction because it facilitates a cash-out of minority stockholders; and that the Company Board failed to disclose material facts in connection with the Merger. The complaint also alleges that Health Grades and Vestar aided and abetted these alleged breaches by certain officers and directors of Health Grades of their fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief (including enjoining consummation of the Tender Offer, the "Top-Up Option," and the Merger), rescission of the Merger, declaratory relief stating that the "Top-Up Option" is invalid and may not be exercised under Delaware law, unspecified damages, and payment of plaintiff's attorneys' costs and fees. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(8) hereto. Along with the complaint, Plaintiff also filed a motion for expedited proceedings and a motion for preliminary injunction.

Item 12.    Exhibits.

Regulation M-A Item 1016

        Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2010
MOUNTAIN MERGER SUB CORP.
	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary
MOUNTAIN ACQUISITION CORP.
	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary
VESTAR CAPITAL PARTNERS V, L.P.
By: Vestar Associates V, L.P.,
its General Partner
By: Vestar Managers V Ltd., its General Partner
	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)
Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).*
(a)(1)(G)	Summary Advertisement as published on August 10, 2010.*
(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).*
(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).*
(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.*
(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).
(d)(1)
Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*
(d)(2)
Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).*

*
Previously filed.

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX